Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
HUNTINGTON INGALLS INDUSTRIES, INC.

Huntington Ingalls Industries, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.
This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 30, 2011 (the “Certificate of Incorporation”).

2.	This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

3.	Article Sixth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

SIXTH: The Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority in voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of capital stock entitled to vote thereon as a separate class pursuant to one or more resolutions adopted by the Board of Directors (or an authorized committee thereof) in accordance with Section 2 of Article Fourth hereof; provided, however, that in addition to any requirements of law and notwithstanding any other provision of this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding any other provision of this Certificate of Incorporation, the Bylaws of the Corporation or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least 66 2/3% in voting power of the issued and outstanding stock entitled to vote thereon, voting together as a single class, shall be required for the stockholders to amend or repeal, or adopt any provision inconsistent with, Article V of the Bylaws of the Corporation.

4.	Section 2 of Article Eighth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

2. Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article FOURTH hereof, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

5.	Article Fourteenth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

FOURTEENTH: The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation; provided, however, that in addition to any requirements of law and any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least 66 2/3% in voting power of the issued and outstanding stock entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article Eleventh or Article Fifteenth of this Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 28th day of May, 2014.

HUNTINGTON INGALLS INDUSTRIES, INC.

By:    /s/ Bruce N. Hawthorne

Name:    Bruce N. Hawthorne
Title:     Corporate Vice President, General Counsel
and Secretary